UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 27, 2018

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

27 March 2018

To:	Australian Securities Exchange

DIVIDEND REINVESTMENT PLAN

In accordance with ASX Listing Rules 3.10.8 and 3.17.1, please find attached the terms and conditions for the BHP Billiton Limited Dividend Reinvestment Plan (DRP), and correspondence sent to shareholders in respect of the DRP.

Further information on BHP can be found at bhp.com.

Rachel Agnew
Company Secretary

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
LEI WZE1WSENV6JSZFK0JC28	LEI 549300C116EOWV835768
Registered in Australia	Registered in England and Wales
Registered Office: Level 18, 171 Collins Street	Registered Office: Nova South, 160 Victoria Street,
Melbourne Victoria 3000	London SW1E 5LB United Kingdom
Tel +61 1300 55 4757 Fax +61 3 9609 3015	Tel +44 20 7802 4000 Fax +44 20 7802 4111

The BHP Group is headquartered in Australia

Update Your Details:

www.computershare.com.au/investor
(within Australia) 1300 656 780 (outside Australia) +61 3 9415 4020
BHP Billiton Limited ABN 49 004 028 077
Computershare Investor Services Pty Limited GPO Box 2975 Melbourne Victoria 3001 Australia

Dear Shareholder

DIVIDEND REINVESTMENT PLAN (“DRP”)

BHP Billiton Limited is pleased to confirm that it has introduced a dividend reinvestment plan (“DRP”). It is anticipated that the DRP will operate for the FY2018 final dividend.

Full terms and conditions of the DRP and details about how to participate can be found at www.bhp.com/drp. Those who wish to participate must elect to do so, and we encourage eligible shareholders who wish to participate in the DRP to make their election online at www.computershare.com.au/investor.

If you have questions, please contact Computershare Investor Services on 1300 656 780 (within Australia) or +61 3 9415 4020 (outside Australia).

Yours sincerely

Margaret Taylor

Group Company Secretary

27 March 2018

Dividend Reinvestment Plan Rules BHP Billiton Limited (Company) ACN 004 028 077

1	Definitions and interpretation

1.1	Definitions

The meanings of the terms used in these Rules are set out below.

Term	Meaning

Allocated Shares	the Shares allocated to the Participant under the DRP.

Allocated or Allocation	the transfer of existing Shares to a Participant under the DRP.

Allocation Price	in respect of an Allocation, the price at which those Shares are Allocated, determined in accordance with rule 10.

ASX	ASX Limited (ACN 008 624 691) or the stock market operated by ASX Limited (as the case may be).

Board	the board of directors of the Company.

Business Day	a day which is a business day within the meaning of the Listing Rules.

Company	BHP Billiton Limited ACN 004 028 077.

Constitution	the constitution of the Company as varied from time to time.

Discount	the percentage discount (if any) determined by the Company from time to time to be applied in calculating the Allocation Price per Share under rule 10.

Dividend	any dividend per Share announced and payable by the Company.

Dividend Payment	for a Shareholder, the relevant Dividend multiplied by the number of Shares held by that Shareholder as at the relevant Dividend Record Date, subject to rule 20(d) and less any resident and/or non-resident withholding tax or any other amounts the Company is entitled or required to deduct from the payment.

Term	Meaning

Dividend Payment Date	the date on which the Dividend is payable, as announced by the Company.

Dividend Record Date	the date and time, as determined by the Company, at which a person holds or is taken to hold Shares for the purpose of determining the entitlement of Shareholders to Dividends.

DRP	the Company’s dividend reinvestment plan as governed by these Rules.

DRP account	the account established and maintained for each Participant under the DRP.

Eligible Shareholder	has the meaning given in rule 3.

Full Participation	has the meaning given in rule 7(b).

Last Election Date	the date determined by the Company to be the last date to elect to participate in the DRP for a particular Dividend.

Listing Rules	the listing rules of the ASX and any other rules of the ASX which are applicable while the Company is admitted to the official list of the ASX, except to the extent of any waiver by the ASX.

Maximum Participating Holding	the number of Shares (if any) determined by the Company from time to time under rule 8(c).

Minimum Participating Holding	the number of Shares (if any) determined by the Company from time to time under rule 8(a).

Partial Participation	has the meaning given in rule 7(c).

Term	Meaning

Participating Shares	Shares which a Shareholder has validly elected for participation in the DRP or which are otherwise taken under these Rules to participate in the DRP.

Participant	a Shareholder some or all of whose Shares are Participating Shares.

Participation Notice	a form, whether written or electronic, used to apply for, vary or terminate participation in the DRP, as approved by the Company from time to time.

Pricing Period	the period determined by the Company in accordance with rule 10(b)(2) for pricing Shares purchased under the DRP (if applicable).

Related Body Corporate	in relation to a body corporate, another body corporate that is related to the first-mentioned body by virtue of section 50 of the Corporations Act 2001 (Cth).

Requirements	the Corporations Act 2001 (Cth), the Listing Rules and the operating rules of the ASX (and of any other relevant market determined by the Company).

Rules	these rules as varied from time to time.

Share	a fully paid ordinary share in the capital of the Company.

Shareholder	a registered holder of Shares at a relevant Dividend Record Date.

Share Registry	the share registry which maintains the Company’s share register.

Trading Day	a full day on which Shares are quoted, and not suspended from quotation or made subject to a trading halt on the ASX, provided that it is not a day on which the ASX is closed or on which trading on the ASX is suspended generally.

1.2	Interpretation

In these Rules headings are for convenience only and do not affect interpretation and unless the context requires otherwise:

(a)	words importing the singular include the plural and vice versa;

(b)	other parts of speech and grammatical forms of a word or phrase defined have a corresponding meaning;

(c)	any reference in these Rules to any enactment, part of an enactment or the Listing Rules includes a reference to that enactment, part or those Listing Rules as from time to time amended, consolidated, re-enacted or replaced and, in the case of an enactment, all regulations and statutory instruments issued under it;

(d)	a reference to a body, whether statutory or not:

(1)	which ceases to exist; or

(2)	whose powers or functions are transferred to another body,

is a reference to the body which replaces it or which substantially succeeds to its powers or functions;

(e)	a reference to a document includes all amendments or supplements to, or replacements or novations of, that document;

(f)	a reference to dollars or $ is to Australian currency;

(g)	unless otherwise determined by the Company or specified below, a reference to a price is to the relevant dollar amount rounded to four decimal places; and

(h)	all references to time are to Melbourne time.

2	Commencement of the DRP

The DRP will commence on such date as the Company in its sole discretion determines.

3	Eligibility to participate

(a)	The Company may from time to time invite Shareholders to participate in the DRP.

(b)	Participation in the DRP by Eligible Shareholders:

(1)	is optional and voluntary;

(2)	is not transferable; and

(3)	may be varied or terminated at any time in accordance with rule 14.

(c)	Subject to rules 3(d) and (e), an Eligible Shareholder is, in respect of a particular Dividend Record Date, a person who, at that Dividend Record Date, was recorded in the Company’s share register as a registered holder of at least the Minimum Participating Holding (if any) and whose address in the Company’s share register at the relevant Dividend Record Date:

(1)	is in Australia or New Zealand; or

(2)	is in a jurisdiction in which the Company is satisfied that the offer and transfer of Shares under the DRP is lawful and practicable,

provided that the Board may determine that:

(3)	a Shareholder, or a class of Shareholders, are not Eligible Shareholders if they are, or hold Shares on behalf of other persons who are, resident outside the jurisdictions mentioned in paragraphs (1) and (2) above; and

(4)	a Shareholder, or a class of Shareholders, are Eligible Shareholders notwithstanding that they are resident outside the jurisdictions mentioned in paragraphs (1) and (2) above.

(d)	The Board is entitled to make a final determination as to whether or not any particular Shareholder is an Eligible Shareholder for the purposes of these Rules, and to change any such determination, as and when it sees fit. In making this determination, the Board may consider, among other things, whether such participation would or may be impracticable, impossible or illegal and any actual or anticipated inconvenience or expense in allowing, or investigating the possibility of allowing, such participation.

(e)	The Board has the discretion to refuse to accept any person’s Shares for participation in the DRP and to suspend or withdraw any person’s Shares from participation (including declining to transfer or reducing the number of Shares to be transferred under the DRP to a Participant) if the Company considers that the participation of those Shares might:

(1)	breach any law of Australia including the Foreign Acquisitions and Takeovers Act 1975 (Cth), the Listing Rules or the Constitution; or

(2)	prejudice the effective operation of the DRP; or

(3)	be undesirable or impractical.

(f)	It is the responsibility of each Shareholder to obtain any necessary approvals to enable that Shareholder to participate in the DRP.

4	Multiple holdings

(a)	Where an Eligible Shareholder has more than one holding of Shares:

(1)	each holding will be treated as separate for the purposes of the DRP, such that a separate Participation Notice must be lodged with respect to each separate holding that is to participate; and

(2)	these Rules will apply as if each such holding were held by a separate Participant,

unless the Board determines otherwise.

(b)	If Shares are jointly held by two or more Eligible Shareholders, all joint holders of such Shares must sign a single Participation Notice for it to be valid. If one or more of the joint holders of the Shares is not an Eligible Shareholder, none of the joint holders can apply to participate in the DRP with respect to the Shares jointly held.

5	Broker, trustee or nominee accounts

If:

(a)	a shareholding account appearing in the Company’s share register relates to a:

(1)	broker’s clearing account;

(2)	trustee; or

(3)	nominee; and

(b)	the broker, trustee or nominee:

(1)	notifies the Share Registry that the relevant Shares are held for a number of different persons; and

(2)	specifies the number of Shares held for each of such persons as at a particular Dividend Record Date (although the names of such persons need not be specified),

then, unless the Board determines otherwise, each such holding shall, as at that Dividend Record Date, be taken to represent a separate Shareholder for the purpose of the Minimum Participating Holding (if any) and the Maximum Participating Holding (if any), and these Rules will be read and interpreted accordingly.

6	Application to participate

(a)	Subject to the discretion of the Company, an application to participate in the DRP must be made by submitting a Participation Notice in accordance with rule 19 and any instructions provided with the Participation Notice. An Eligible Shareholder’s participation in the DRP will take effect in accordance with rule 19(b).

(b)	A Participation Notice validly submitted or otherwise accepted by the Share Registry remains in effect until:

(1)	the Participant varies or terminates participation in the DRP under these Rules;

(2)	the Company terminates the DRP under rule 16; or

(3)	the Participant ceases to be an Eligible Shareholder under rule 3, in which case the Participation Notice will become effective again if and at such time as the Shareholder recommences to be an Eligible Shareholder.

7	Extent of participation

(a)	Participation may be either full or partial, unless the Board determines that only Full Participation is permitted. Where either full or partial participation is permitted, a Participation Notice must specify whether the Shareholder has elected Full Participation or Partial Participation, and if Partial Participation is elected, the Participation Notice must clearly specify the number of Shares that are to be Participating Shares.

(b)	Full Participation means that all Shares registered in the Participant’s name from time to time (subject to the Maximum Participating Holding (if any)) are Participating Shares. Where a Shareholder has elected Full Participation, all Shares subsequently acquired and held by that Participant (whether under the DRP or otherwise) will be Participating Shares, subject to:

(1)	the Requirements;

(2)	any later Participation Notice submitted by that Participant; and

(3)	the Maximum Participating Holding (if any).

(c)	Partial Participation means that only the number of Shares specified as participating in the Participation Notice by the Shareholder are Participating Shares (subject to the Maximum Participating Holding (if any)). However, if at the relevant Dividend Record Date the number of Shares held by the Participant is less than the specified number of Shares, the DRP applies to the lesser number of Shares (and the Participant is deemed to have lodged a Participation Notice to this effect for the relevant Dividend). This means that, where a Shareholder has elected Partial Participation, Shares in excess of the number specified as participating that are subsequently acquired by that Shareholder (whether under the DRP or otherwise) will not participate in the DRP unless that Shareholder submits a further Participation Notice in accordance with rule 14.

(d)	If a Participation Notice does not, in the opinion of the Share Registry, clearly indicate the level of participation in the DRP, it will be deemed to be an application for Full Participation.

(e)	Neither the Company nor the Share Registry shall be liable to any Eligible Shareholder for any loss, damage or claim in respect of that Eligible Shareholder’s participation as a result of the operation of rules 7(b), (c) or (d).

8	Minimum Participating Holding and Maximum Participating Holding

(a)	The Company may determine a minimum permitted number of Participating Shares per Participant (whether in respect of a particular Dividend or Dividends generally) from time to time by notification on the Company’s website and by notice to the ASX.

(b)	To the extent that a Participation Notice has specified a number of Participating Shares less than a prevailing Minimum Participating Holding (including an election of Full Participation where the number of Participating Shares would otherwise be less than that limit), for so long as the Minimum Participating Holding applies:

(1)	the number of Participating Shares for that Participant for the purposes of these Rules is deemed to be zero; and

(2)	any Shares specified in the Participation Notice as Participating Shares are deemed not to be Participating Shares, and any Dividend payable in respect of them will be paid by the Company in accordance with its usual arrangements for the payment of Dividends.

(c)	The Company may determine a maximum permitted number of Participating Shares per Participant (whether in respect of a particular Dividend or Dividends generally) from time to time by notification on the Company’s website and by notice to the ASX.

(d)	To the extent that a Participation Notice has specified a number of Participating Shares in excess of the prevailing Maximum Participating Holding (including an election of Full Participation where the number of Participating Shares would otherwise exceed that limit), for so long as the Maximum Participating Holding applies:

(1)	the number of Participating Shares for that Participant for the purposes of these Rules is deemed to be the Maximum Participating Holding; and

(2)	any Shares specified in the Participation Notice as Participating Shares in excess of the Maximum Participating Holding are deemed not to be Participating Shares, and any Dividend payable in respect of them will be paid by the Company in accordance with its usual arrangements for the payment of Dividends.

9	Reinvestment of Dividends and residual balances

(a)	Each Dividend Payment payable to a Participant in respect of Participating Shares will be applied on the Participant’s behalf in acquiring additional Shares in accordance with these Rules.

(b)	A Dividend payable in respect of Participating Shares is not available for reinvestment under the DRP to the extent that the Company is entitled to, and does, retain or otherwise deal with the Dividend in accordance with the Constitution or any legal requirements (including withholding tax).

(c)	A DRP account will be established and maintained for each Participant. In respect of each Dividend payable to a Participant:

(1)	the Company will determine the Dividend Payment in respect of that Participant’s Participating Shares;

(2)	the Company will credit the amount in rule 9(c)(1) to the Participant’s DRP account, and that payment constitutes payment of the Dividend on the Participant’s Participating Shares;

(3)	the Share Registry will determine the maximum whole number of additional Shares which may be acquired under the DRP at the Allocation Price by dividing the amount in the Participant’s DRP account by the Allocation Price and rounding that number down to the nearest whole number;

(4)	on behalf of and in the name of the Participant, the Share Registry will purchase the number of Shares determined under rule 9(c)(3) and debit the Participant’s DRP account with the total of the price for the Allocated Shares; and

(5)	the Share Registry will retain in the Participant’s DRP account, without interest and on the terms set out in these Rules, any cash balance remaining (rounded down to the nearest cent) unless and until the cash balance is applied in accordance with these Rules.

(d)	Subject to rule 9(e), any residual balance in a Participant’s DRP account will be aggregated with any further Dividend Payment credited to the Participant’s DRP account.

(e)	Where:

(1)	the DRP is suspended for an extended period or terminated by the Company pursuant to these Rules; or

(2)	the Participant ceases to participate in the DRP for whatever reason,

any positive residual balance in the Participant’s DRP account will be treated as follows:

(3)	if the balance is $A10 or more, the full amount will be paid to the Participant; and

(4)	if the balance is less than $A10, the Participant is taken to have directed the Share Registry to donate the full amount to one or more registered charities (determined by the Company in its absolute discretion from time to time), unless the Participant has directed the Share Registry otherwise. Participants will not be issued with a receipt in connection with any donation made on their behalf.

10	Price of Shares

(a)	Shares are Allocated under the DRP at the Allocation Price, less the Discount (if any) determined by the Company from time to time, rounded in the manner determined by the Company. The determination by the Company of the Allocation Price is binding on all Participants.

(b)	The Allocation Price for a dividend will be calculated by the Company or another suitable person nominated by the Company, by reference to either (in the Company’s sole discretion):

(1)	the arithmetic average of the actual price paid for Shares that will be used to satisfy all Allocations for the dividend; or

(2)	the arithmetic average of the daily volume weighted average price of Shares traded on the ASX (and/or any other market determined the Company) over a Pricing Period, excluding any trades that the Company determines to exclude on the basis that the trades are not fairly reflective of natural supply and demand or are not in the ordinary course of trading on the relevant market.

(c)	A Discount (if any) or Pricing Period (if any) may be different from one Dividend to the next, and either may be determined or varied by announcement on the Company’s website and to the ASX at any time.

11	Allocation of Shares

(a)	The Company may cause only existing Shares to be acquired for transfer to Participants to satisfy Allocations under these Rules.

(b)	Shares may be acquired in such manner as the Company considers appropriate.

(c)	Shares will be Allocated within the time required by the ASX.

(d)	Shares Allocated pursuant to the DRP will be registered on the share register on which the Participant already holds Shares or, if the Participant holds Shares on more than one share register, on the share register which the Company determines.

12	DRP statements

On, or as soon as practicable after, each Dividend Payment Date, the Company or Share Registry will forward to each Participant a statement, in a form determined by the Board, detailing:

(a)	the number of the Participant’s Participating Shares as at the relevant Dividend Record Date;

(b)	the amount of the relevant Dividend Payment in respect of the Participant’s Participating Shares (including any amount deducted from the Dividend payable);

(c)	the amount (if any) in the Participant’s DRP account immediately prior to payment of the relevant Dividend;

(d)	the number of Shares Allocated to the Participant under these Rules and the date of Allocation of those Shares;

(e)	the cash balance (if any) retained in the Participant’s DRP account after deduction of the amount payable on Allocation of the additional Shares;

(f)	the Participant’s total holding of Shares after Allocation;

(g)	the Allocation Price of each Share Allocated to the Participant;

(h)	the franked amount (if any) of the Dividend Payment and the franking credit (if any) attached to the Dividend; and

(i)	any other matters required by law to be included in the statement.

13	The effect of applying for participation

By	applying to participate in the DRP, the Shareholder:

(a)	warrants to the Company and Share Registry that it is an Eligible Shareholder;

(b)	acknowledges that Dividends reinvested under the DRP will be assessable for applicable income tax in the same way as cash Dividends;

(c)	authorises the Company and Share Registry (and their officers or agents) to correct any error in, or omission from, any other notice or application contemplated by rule 19 (including, but not limited to, a Participation Notice);

(d)	acknowledges that the Company or Share Registry may at any time irrevocably determine that the Shareholder’s Participation Notice is valid, in accordance with these Rules, even if the Participation Notice is incomplete, contains errors or is otherwise defective;

(e)	acknowledges that the Company or Share Registry may reject any Participation Notice;

(f)	consents to the establishment of a DRP account on its behalf;

(g)	consents to any entitlement to a fraction of a Share produced by the calculation in rule 9(c) being dealt with in accordance with rule 9;

(h)	agrees to the appointment of the Share Registry, or any other nominee (including a broker) appointed by the Company or Share Registry, as the Participant’s agent to acquire Shares in accordance with rule 11 (and for the avoidance of doubt, the Shareholder agrees to the agent taking all steps necessary to register the Shares in the Shareholder’s name, including the execution of any share transfers required);

(i)	acknowledges that neither the Company nor the Share Registry has provided the Shareholder with investment advice, financial product advice or any securities recommendation concerning its decision to apply to participate in the DRP and that neither has any obligation to provide any such advice or recommendation;

(j)	acknowledges that neither the Company nor the Share Registry (nor any officer of the Company or the Share Registry) will be liable or responsible to the Shareholder for any loss or disadvantage suffered or incurred by the Shareholder as a result, directly or indirectly, of the establishment or operation of the DRP or participation in the DRP or in relation to any advice given with respect to participation in the DRP; and

(k)	unconditionally agrees to the Rules.

14	Variation or termination of participation

(a)	A Participant may at any time give notice to the Share Registry (using a Participation Notice) of the Participant’s decision to:

(1)	increase or decrease the number of Shares participating in the DRP; or

(2)	terminate the Participant’s participation in the DRP.

The alteration or termination takes effect in accordance with rule 19.

(b)	If a Participant increases its level of participation to Full Participation, rule 7(b) applies.

(c)	If a Participant decreases its level of participation or increases its level of participation to a level below Full Participation, rule 7(c) applies.

(d)	If a Participant dies, participation in the DRP terminates upon receipt by the Share Registry of written notice of the death. If a Participant is declared bankrupt or is wound-up, participation in the DRP terminates upon receipt by the Share Registry of a notification of bankruptcy or winding-up from the Participant or the Participant’s trustee in bankruptcy or liquidator, as the case may be. The death, bankruptcy or winding-up of one or more joint holders does not automatically terminate participation, provided the remaining holder or all remaining joint holders are Eligible Shareholders.

(e)	Upon termination of participation for whatever reason (including termination of the DRP under rule 16), the Company or Share Registry must, unless otherwise directed, forward to the Participant a statement of the Participant’s DRP account made out to the date of termination.

15	Reduction or termination of participation where no notice is given

(a)	Where all of a Participant’s Shares are Participating Shares and the Participant disposes of some (but not all) of those Shares, then subject to rule 14(a), the remaining Shares held by the Participant continue to be Participating Shares.

(b)	Where only some of a Participant’s Shares are Participating Shares and the Participant disposes of part of the Participant’s total holding, then the Shares disposed of are deemed not to be Participating Shares. If the number of Shares disposed of is more than the number of the Participant’s Shares not participating in the DRP, the disposal is deemed to include all the Participant’s holding not participating in the DRP, and the balance (if any) will be attributed to Participating Shares.

(c)	Where a Participant disposes of all its Shares, the Participant is deemed to have terminated participation in the DRP with respect to the holding on the date the Company registered a transfer or instrument of disposal of the Participant’s holding.

16	Variation, suspension and termination of the DRP or these Rules

(a)	The DRP or these Rules may be varied, suspended or terminated by the Company at any time by notification on the Company’s website and by notice to the ASX. For the avoidance of doubt, where the Company has announced that the DRP will operate in respect of a Dividend, the Company retains the discretion to suspend the DRP in respect of that Dividend at any time prior to the Dividend Payment Date.

(b)	The variation, suspension or termination takes effect upon the date specified by the Company, and the variation, suspension or termination does not give rise to any liability on the part of, or right of action against, the Company, the Share Registry or their officers, employees or agents.

(c)	If the DRP or these Rules are varied, a Participant continues to participate under the DRP and these Rules in their varied form unless the Participant terminates its participation in the DRP by submitting a Participation Notice in accordance with these Rules.

(d)	If the DRP is suspended, an election as to participation in the DRP will also be suspended and all Shares are deemed to be non-Participating Shares for the purpose of any Dividend paid while the DRP is suspended.

(e)	Any suspension under rule 16(d) will continue until such time as the Board resolves to recommence or terminate the DRP.

(f)	The DRP may be reinstated, following a suspension in accordance with this rule 16, by notification on the Company’s website and by notice to the ASX. Upon reinstatement of the DRP, all prior elections will be reinstated and will continue to apply until a new valid Participation Notice is lodged, unless the Company determines otherwise.

17	Costs to Participants

No brokerage, commission, or other transaction costs are payable by Participants in respect of Shares Allocated under the DRP. The Company may, to the extent permitted by law, apply its funds in the payment of brokerage, commission, or other transaction costs in respect of Shares Allocated under the DRP.

Unless the Board determines otherwise, Participants will be liable for any stamp duty applicable in respect of shares Allocated to them under the DRP. At the date of these rules, no stamp duty is payable in Australia.

18	Taxation

Neither the Company nor the Share Registry (or any of their officers, employees, representatives or agents):

(a)	take any responsibility or assume any liability for, or as a consequence of, the tax liabilities of any person in connection with the DRP; or

(b)	represent or warrant that any person will gain any taxation advantage or will not incur a taxation liability or disadvantage as a result of participation in the DRP.

19	Applications and other notices

(a)	Applications and notices must be in the form prescribed by the Company from time to time. The Company may determine that applications and notices to the Company may be lodged electronically either through the Company’s website or that of an authorised third party (including the Share Registry). Any application or notice lodged electronically must comply with the applicable terms and conditions of the electronic lodgement facility.

(b)	Subject to rules 19(c) and (d), applications and notices are effective upon receipt by the Company or the Share Registry (as appropriate).

(c)	Unless the Board determines otherwise, applications or notices received after the Last Election Date for a Dividend are not effective in respect of that Dividend but are effective in respect of subsequent Dividends.

(d)	Without limiting rule 13(c), the Company and Share Registry have absolute discretion to:

(1)	accept or reject an application or notice which is not properly completed or signed; and

(2)	prior to acceptance, clarify with an Eligible Shareholder any instruction with respect to an application/notice in order for the application/notice to be properly completed.

(e)	The accidental omission by the Company or Share Registry to give any notice under these Rules to any Shareholder, the ASX or any other person will not invalidate any act, matter or thing.

(f)	For the purposes of this rule 19, an application or notice includes, but is not limited to, a Participation Notice.

20	General

(a)	The Share Registry will record, with respect to each Participant:

(1)	the name and address of the Participant (being the name and address in the Company’s share register from time to time); and

(2)	the number of Participating Shares held by the Participant from time to time.

(b)	The Share Registry’s records are conclusive evidence of the matters recorded in them.

(c)	Any power, discretion or function of the Company or Share Registry under these Rules may be exercised or undertaken by the Board, and the Board may delegate any such power, discretion or function to any person.

(d)	Any Dividend payable on Participating Shares which the Company is entitled to retain as a result of a charge or lien in favour of the Company in accordance with the Constitution, or other requirement of law, is not available for the purpose of participating in the DRP.

(e)	Subject to the Constitution, the Company may:

(1)	implement the DRP in the manner the Company thinks fit; and

(2)	settle any difficulty, anomaly or dispute which may arise either generally or in a particular case in connection with, or by reason of, the operation of the DRP or these Rules as the Company thinks fit, whether generally or in relation to any Shareholder or DRP account or any Shares, and the determination of the Company is conclusive and binding on all relevant Shareholders and other persons to whom the determination relates.

(f)	Neither the Company nor the Share Registry (or any officer, employee, agent or adviser of them) is liable or responsible to any Shareholder or Participant for any loss or alleged loss or disadvantage suffered or incurred by them as a result, directly or indirectly, of any one or more of:

(1)	the establishment or operation of the DRP;

(2)	participation or non-participation in the DRP; or

(3)	any advice given with respect to participation in the DRP by any person.

(g)	The DRP, its operation and these Rules are governed by the laws of the State of Victoria and each Shareholder submits to the jurisdiction of the Courts of that State and the Courts which may hear appeals from those Courts.

(h)	Despite anything else in these Rules, the Listing Rules prevail to the extent of any inconsistency with these Rules.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date:	March 27, 2018	By:	/s/ Rachel Agnew
		Name:	Rachel Agnew
		Title:	Company Secretary